UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 13, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Beavercreek Member LLC

On February 13, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Beavercreek Member LLC (“RSE Evergreen Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which $100 were transferred at closing with a deferred equity commitment of $1,999,900 (the “RSE Evergreen Controlled Subsidiary Investment”). The RSE Evergreen Controlled Subsidiary will use the proceeds to develop a single stabilized multifamily property totaling 180 units located at 19896 Beavercreek Rd, Oregon City, OR 97045 (the “RSE Evergreen Property”). The RSE Evergreen Controlled Subsidiary is anticipating redeeming the RSE Evergreen Controlled Subsidiary Investment via sale or refinance by September 1, 2020. The RSE Evergreen Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Evergreen Controlled Subsidiary is managed by Evergreen Housing (“Evergreen”). Evergreen owns, develops, improves and constructs distinctive multifamily real estate projects. Founded in 2005, with a current portfolio, pipeline, and track record of 2,700 units valued in excess of $400 million, Evergreen seeks to combine thoughtful design, construction expertise and a comprehensive approach to the development process. Evergreen is focused on developing rental communities in land constrained and underserved markets in the Pacific Northwest.

Pursuant to the agreements governing the RSE Evergreen Controlled Subsidiary Investment (the “RSE Evergreen Operative Agreements”), our consent is required for all major decisions regarding the RSE Evergreen Property. In addition, pursuant to the RSE Evergreen Operative Agreements we are entitled to receive a minimum 15.50% per annum economic return on our RSE Evergreen Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of 2.0% of the RSE Evergreen Controlled Subsidiary Investment, as well as an approximate $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Evergreen Controlled Subsidiary.

The RSE Evergreen Controlled Subsidiary is expected to redeem our RSE Evergreen Controlled Subsidiary Investment by September 1, 2020 (the “RSE Evergreen Redemption Date”). The RSE Evergreen Controlled Subsidiary does have the ability to extend the RSE Evergreen Redemption Date with two 6-month extensions subject to certain conditions. In the event that the RSE Evergreen Controlled Subsidiary Investment is not redeemed by the RSE Evergreen Redemption Date or is not extended by the RSE Evergreen Redemption Date, pursuant to the RSE Evergreen Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Evergreen Property outright. The RSE Evergreen Controlled Subsidiary may redeem our RSE Evergreen Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Evergreen Controlled Subsidiary Investment.

Simultaneous with the RSE Evergreen Controlled Subsidiary Investment, senior financing was provided through a $25,500,000 senior secured loan from Umpqua Bank (the “RSE Evergreen Senior Loan”). The loan features a 30-month term with a maturity date of August 1, 2020 and 30-months interest-only at a floating rate of 1-month LIBOR + 3.05%. The RSE Evergreen Senior Loan also features two, 6-month extensions. Aggregate with the RSE Evergreen Senior Loan, the RSE Evergreen Controlled Subsidiary Investment features a LTC of 78.5%, based on a $35,016,710 construction budget, with approximately $7.52 million of equity junior to the RSE Evergreen Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Evergreen Senior Loan plus the amount of the RSE Evergreen Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Evergreen Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property will consist of eleven three-story garden style apartment buildings and a clubhouse situated on 9.59 acres and will include 185,531 square feet of rentable area. The units are divided between one-bedroom, two-bedroom, three-bedroom, and five-bedroom units. The property will be a class A where each unit will be equipped with a dishwasher, garbage disposal, quartz countertops, stainless steel kitchen appliances, air conditioning, a deck/patio, and washer/dryer appliances. The townhome units will have ground floor garages with direct entry to the units. The subject will feature a clubhouse with leasing office, lounge, fitness room, and maintenance area. There will also be an outdoor pool. The flat units have enclosed corridors for unit entries and the secured buildings can be considered an amenity as well.

The Portland-Vancouver-Hillsboro MSA ("Portland MSA") continues to outperform the national average in population growth and unemployment rate. The economy is well diversified and largely driven by professions in government, healthcare, education and technology. Portland has continued to see an influx of well-educated individuals. With approximately 38% of the population holding a bachelor's degree compared to the 31% national average, Portland has become an attractive region for companies to make investments. In fact, Intel plans to invest more than $100 billion over next 30 years, further solidifying the MSA as a regional technology hub. Oregon Health and Sciences University, a leading healthcare research center has also made Portland a regional hub for healthcare. In addition, the metro is home to two Fortune 500 headquarters— Nike and Precision Castparts.

Acquisition of Controlled Subsidiary Investment – RSE-CSC, LLC

On February 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, RSE-CSC, LLC (the “RSE Cooper Street Controlled Subsidiary”), for an initial purchase price of $8,707,334, which is the initial stated value of our equity interest in the RSE Cooper Street Controlled Subsidiary (the “RSE Cooper Street Investment”). The RSE Cooper Street Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized multifamily properties totaling 529 units located at 4501 Shepard Rd NE, Albuquerque, NM 87110 and 6001 Topke Pl NE, Albuquerque, NM 87109 (the “Albuquerque Portfolio”). The closing of both the initial RSE Cooper Street Investment and the Albuquerque Portfolio occurred concurrently.

The RSE Cooper Street Controlled Subsidiary will be managed by CSC Management (“Cooper Street Management”), which is an affiliated entity of BSC Ventures LLC (“Cooper Street” or the “Sponsor”). Cooper Street owns 14 communities totaling 1,249 units valued at $145,230,000.

Pursuant to the agreements governing the RSE Cooper Street Investment (the “RSE Cooper Street Operative Agreements”), our consent is required for all major decisions regarding the RSE Cooper Street Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Cooper Street Investment, paid directly by the RSE Cooper Street Controlled Subsidiary.

The Albuquerque Portfolio, which is held through RSE-CSC LLC, a wholly-owned subsidiary of the RSE Cooper Street Controlled Subsidiary, was acquired for a purchase price of approximately $31,100,000. Cooper Street anticipates additional hard costs of approximately $1,983,550 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,569,768, bringing the total projected project cost for the Albuquerque Portfolio to approximately $34,653,318. To finance the acquisition of the Albuquerque Portfolio, two senior secured loans with aggregate proceeds of $22,581,000 with ten (10) year initial terms at a weighted average interest rate of 4.95% with three years interest only were provided by Barrings – Freddie Mac (the “Albuquerque Senior Loan”). The remaining equity contributions to the RSE Cooper Street Controlled Subsidiary being contributed 73% by the Company and 27% by Cooper Street and its partners and affiliates. Equity to be contributed towards renovation of the properties of $1,983,550, was funded at closing and will be held in a reserve by the lender to be drawn as needed.

As of the closing date, the Albuquerque Senior Loan had an approximate LTC ratio of 65.2%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Albuquerque Portfolio consists of two properties, The Arbors and The Courtyards, collectively 529 units in Albuquerque, NM. The Arbor's six buildings were constructed in 1973. The build is wood frame construction with Stucco exteriors. The Courtyard's twenty-eight buildings were constructed in 1971. The build is wood frame and masonry construction with Stucco exteriors.

The Albuquerque market presents a strong opportunity given its stable employment base, lack of new construction activity, steady long-term rent growth and lack of interest from larger institutions, which allows for higher going-in cap rates.

Acquisition of Controlled Subsidiary Investment – Tapteal Member I, LLC

On February 16, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Tapteal Member I, LLC (“RSE Evergreen Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,745,000, which is the initial stated value of our equity interest in the RSE Evergreen Controlled Subsidiary. The RSE Evergreen Controlled Subsidiary will use the proceeds to acquire a single stabilized multifamily property totaling 98 units located at 1775 Columbia Park Trail, Richland, WA 99352 (the “RSE Evergreen Property”). The RSE Evergreen Controlled Subsidiary is anticipating redeeming the RSE Evergreen Controlled Subsidiary Investment via sale or refinance by March 1, 2028. The RSE Evergreen Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Evergreen Controlled Subsidiary is managed by Evergreen Housing (“Evergreen”). Evergreen owns, develops, improves, and constructs distinctive multifamily real estate projects. Founded in 2005, with a current portfolio, pipeline, and track record of 2,700 units valued in excess of $400 million, Evergreen seeks to combine thoughtful design, construction expertise and a comprehensive approach to the acquisition process. Evergreen is focused on developing rental communities in land constrained and underserved markets in the Pacific Northwest.

Pursuant to the agreements governing the RSE Evergreen Controlled Subsidiary Investment (the “RSE Evergreen Operative Agreements”), our consent is required for all major decisions regarding the RSE Evergreen Property. In addition, pursuant to the RSE Evergreen Operative Agreements we are entitled to receive an economic return of 13.0% for Years 1-5 and 14.0% for years 6-10 on our RSE Evergreen Controlled Subsidiary Investment, paid current on a monthly basis until the RSE Evergreen Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Evergreen Controlled Subsidiary Investment and approximately $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Evergreen Controlled Subsidiary.

The RSE Evergreen Controlled Subsidiary is expected to redeem our RSE Evergreen Controlled Subsidiary Investment by March 1, 2028 (the “RSE Evergreen Redemption Date”). The RSE Evergreen Controlled Subsidiary does not have the ability to extend the RSE Evergreen Redemption Date. In the event that the RSE Evergreen Controlled Subsidiary Investment is not redeemed by the RSE Evergreen Redemption Date, pursuant to the RSE Evergreen Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Evergreen Property outright. The RSE Evergreen Controlled Subsidiary may redeem our RSE Evergreen Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Evergreen Controlled Subsidiary Investment.

Simultaneous with the RSE Evergreen Controlled Subsidiary Investment, senior financing was provided through a $8,625,000 senior secured loan from Freddie Mac/Berkadia (the “RSE Evergreen Senior Loan”). The loan features a 10-year term with a maturity date of March 1, 2028 and 3 years interest-only at a fixed rate of 4.50%. Aggregate with the RSE Evergreen Senior Loan, the RSE Evergreen Controlled Subsidiary Investment features a LTV of 93.0%. The combined LTV ratio is the amount of the RSE Evergreen Senior Loan plus the amount of the RSE Evergreen Controlled Subsidiary Investment, divided by the valuation of the RSE Evergreen Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

Tapteal on the Columbia is a 98-unit, garden style apartment community located in the city of Richland, WA (Benton County) that was built in 1977. The property is well-located on the banks of the Columbia River – providing tenants with unprecedented views. The property unit mix consists of 40 one-bedroom units and 58 two-bedroom units within five, 2-story buildings on a 3.89-acre lot. Unit amenities include carpeting, upgraded unit interiors, unit washer/dryers, fireplaces, 9-foot-high ceilings, individual HVAC systems including air conditioning, and views of the river. Common area amenities include a clubhouse, indoor hot tub and sauna, fully equipped fitness center, pool table, and a media lounge with big screen TV/DVD player. There are 172 total parking spaces at the property including covered parking and detached garages.

Tapteal on the Columbia is located within walking distance of several local restaurants, bars, and parks along the Columbia River and is less than one mile away from the major Columbia Center Shopping district which houses a Costco, Target, full shopping mall, and a variety of restaurants. The Kennewick-Richland non-farm job market has exhibited healthy job growth over the past ten years – adding over 18,000 jobs (>17% growth) per the Bureau of Labor Statistics. From 2010 – 2015, the population grew by 5,022 people (10.45%). From 2005 – 2015, the population grew by 14,372 (37.13%). From 2010 to 2011, Kennewick-Pasco-Richland MSA was the fastest growing metro area in the nation, at 4.3% YOY population growth.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	February 20, 2018